UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                   February                              , 2005
                ---------------------------------------------------------



                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F  [X]      Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes  [_]            No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the press release of Ship Finance International Limited dated February 25, 2005 relating to fourth quarter and financial year 2004 results.

                                  Exhibit 99.1

Ship Finance International Limited

Preliminary Fourth Quarter and Financial Year 2004 Results


Highlights

o Ship Finance reports net income of $103.5 million and earnings per share of $1.38 for the fourth quarter of 2004.
o Ship Finance reports net income of $262.7 million and earnings per share of $3.52 for the financial year 2004.
o Ship Finance announces an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share.

Ship Finance International Limited ("Ship Finance" or the "Company") reports total operating revenues of $151.5 million, operating income of $120.6 million and net income of $103.5 million for the fourth quarter of 2004. Operating revenues in the fourth quarter include $72.4 million of profit share due from Frontline under the long-term charter arrangements with Frontline. The average daily time charter equivalents ("TCEs") earned by Frontline in the fourth quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $112,700, $86,400 and $31,100, respectively.

In the first quarter of 2004 the Company entered into interest rates swaps with a total notional principal amount of $500 million and an average interest rate of 3.4 percent. In the fourth quarter other financial items include a gain of $5.3 million that is attributable to the mark to market valuations of interest rate swaps as LIBOR increased in the quarter.

Ship Finance reports net income of $262.7 million for the year ended December 31, 2004. For 2004 the average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $76,900, $56,900 and $27,900, respectively. The total profit share recognised in the financial year 2004 is $114.9 million which relates to the 11 month period from February 1, 2004.

As at December 31, 2004, the Company had total cash and cash equivalents of $34.6 million, of which $5.4 million is restricted. Cash provided by operating activities in the quarter was $21.6 million, net cash generated by investing activities was $19.4 million and net cash used in financing activities was $75.1 million. The Company's cash position as of February 14, 2005 is approximately $147.2 million which excludes the $114.9 million due from Frontline under the profit sharing arrangements. This amount is due to be paid to the Company in March 2005.

Corporate and Other Matters

On February 23, 2005, the Board of Ship Finance declared an ordinary dividend of $0.45 per share and an extraordinary dividend of $0.05 per share reflecting the strong market in the fourth quarter. The record date for the dividends is March 7, 2005, ex dividend date is March 3, 2005 and the dividends will be paid on or about March 18, 2005.

In December 2004 Frontline reduced its shareholding in the Company by approximately 13.2 percentage points through a share distribution. In January 2005, Frontline announced a distribution of a further 25 percentage points of its holding that took place on February 18, 2005. On February 22 Frontline announced that it will spin off an additional 10 percentage points of Ship Finance to its shareholders. Frontline's ownership in Ship Finance will after this spin off be approximately 16 percent.

In November 2004, the Board of Ship Finance approved the buy back of up to two million of the Company's shares. During the fourth quarter of 2004, a total of 625,000 shares have been repurchased and cancelled pursuant to this authority. As of December 31, 2004 the total shares outstanding in Ship Finance was 74,900,837, and the weighted average number of shares outstanding for the quarter and year then ended was 75,289,092 and 74,609,497, respectively.

In February 2005, the Company completed the refinancing of its bank debt facility, thereby improving the margins by 55 basis points, which will lower financing costs by approximately $6 million per annum. In addition the new facility will add an additional $160 million in extra liquidity.

In its third quarter results 2004 press release the Company advised that it had entered into discussions with Frontline to buy and leaseback three VLCCs. In January 2005, the Company bought the first two vessels from Frontline, the Front Century and Front Champion, for $196 million en bloc. The vessels have been chartered back to Frontline for 199 and 204 months respectively, basically following the structure in place for the other vessels chartered to Frontline. This includes a 20% profit split element. The third vessel is expected to be delivered to Frontline in early March and sold to the Company and leased back along the same lines as the first two vessels.

In January 2005, the Company announced the sale of the Suezmax Front Fighter for $68.25 million. The vessel is expected to be delivered to its new owners in March 2005. The charter of the Front Fighter to Frontline will be cancelled as a result of this sale.

Ship Finance has agreed to acquire two VLCCs built in 2004. The ships were bought from Pertamina last summer by parties affiliated to Ship Finance's largest shareholder, Hemen Holding. The ships will be sold to Ship Finance for the original purchase price of $92 million per ship. The ships will be taken over in the second quarter 2005 and the Company will lease the vessels on long term charters to Frontline starting in the third quarter of 2005.

The Market

The strong tanker market that we experienced in the third quarter of 2004 continued into the fourth quarter at even higher levels. Except for the very beginning and very end of the quarter, the VLCC market from the Middle East to the Far East stayed above TCE $90,000 for the whole quarter. The Suezmax market also showed strong earnings with average rates for the major West Africa to US trade being around $90,000 per day for the quarter. The continued strong market was a result of the high world oil demand particularly in China and the USA, and the improving world economic activity in general. Most of the additional demand was met by increased production in the Middle East, resulting in increased ton-miles.

According to the IEA, the average OPEC oil production, including Iraq, in the fourth quarter of 2004 was approximately 29.6 million barrels per day (b/d), an increase from the third quarter when they produced around 29.2 million b/d. During the quarter, OPEC continued their policy of `producing what is needed to supply the market', but despite this oil prices stayed extremely firm during the whole period.

IEA estimates that world oil demand averaged 84.2 million b/d in the fourth quarter, an increase of 2.5 percent from the fourth quarter of 2003.

The world VLCC fleet totalled 444 vessels at the end of the fourth quarter 2004. Two VLCC's were scrapped in the period and six were delivered. The total order book is now at 84. A total of eight VLCC's were ordered during the quarter.

The world Suezmax fleet totalled 312 vessels at the end of the quarter, up from 308 vessels after the third quarter. No Suezmax was scrapped during the quarter and four were delivered. The total order book for Suezmaxes is now at 76. A total of seven Suezmaxes were ordered in the quarter.

The tanker market looks healthy for the remainder of the year. The freight futures market supports the positive outlook. It is today possible to sell freight futures for the year 2005 at a level that equates to approximately $58,000 per day on VLCCs, and $46,000 per day for 2006. For Suezmaxes the comparable levels are $38,500 for 2005 and $33,000 for 2006.

The prices for second-hand tonnage and new buildings have shown a strong upwards price movement in the quarter.

Strategy

As a function of Frontline's reduced ownership in Ship Finance the Board of Ship Finance is currently considering the future organisation of the Company. The first step in this process will be to appoint additional Board members independent from the Frontline organisation. It is also the target of the Board over time to diversify the portfolio to consist of several different chartering clients. The volatility of the commodity shipping markets such as tankers and dry bulk makes them particularly attractive for Ship Finance given the charter terms will consist of a base rate combined with a profit sharing.

Ship Finance has recently had discussions with Frontline regarding assisting Frontline in several potential corporate acquisitions as well as more straight forward assets purchases. The target would be to enter into long term charter arrangements for acquired tonnage. Such transactions are interesting for Ship Finance provided they create fundamental growth, increase earnings, cash flow and dividend per share, and as long as the financial risk is limited.

Outlook

The Board is very pleased with the Company's first year of operation. The fleet has performed excellently both technically and operationally and has, through the combination of the long term charters with Frontline and the profit sharing, given a very good financial return. Upon completion of the purchase of the five VLCCs discussed above, the Company will have in excess of $300 million in liquidity. This assumes that the new ships are financed with approximately 70 percent bank financing. Such a liquidity position puts the company in a strong position to expand the business and thereby build further value. The cash flow before profit sharing is expected to grow in excess of 20 percent for 2005 compared to 2004. Ship Finance is one of very few yield oriented shipping companies, which combines a high payout ratio while preserving enough cash to secure further growth of the Company and thereby the shareholders' investment.

The rates achieved so far in the first quarter 2005 are in line or better than the rates achieved in Q1 2004.

The Board remains optimistic about the outlook for the tanker market as well as the outlook for the Company.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 23, 2005
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

                           SHIP FINANCE INTERNATIONAL LIMITED FOURTH QUARTER REPORT (UNAUDITED)
                                                                                                   2003
                                                                                 2003              Jan-Dec
    2004  INCOME STATEMENT                                           2004        Jan-Dec           Predecessor
 Oct-Dec  (in thousands of $ except per share data)               Jan-Dec        (Audited)         (Audited)
 -------  -----------------------------------------               -------        ---------         ---------
 151,482  Total operating revenues                                492,069                -           695,068
     212  Voyage expenses                                           9,978                -           148,533
  24,509  Ship operating expenses                                  96,505                -            81,989
     983  Administrative expenses                                   3,812               14             9,715
   5,139  Depreciation                                             34,617                -           106,015
  30,843  Total operating expenses                                144,912              (14)          346,252
 120,639  Operating income (loss)                                 347,157              (14)          348,816
     374  Interest income                                           2,567              199             5,866
 (22,796) Interest expense                                        (95,933)          (2,122)          (35,117)
       -  Share of results from associated companies                    -                -            22,098
   5,267  Other financial items                                     8,780                -             3,591
      45  Foreign currency exchange gain (loss)                        88                -          (10,442)
 103,529  Net income (loss)                                       262,659           (1,937)          334,812
   $1.38  Basic earnings per share amounts ($)                      $3.52                -             $4.53


BALANCE SHEET
(in thousands of $)
                                                                                                  2003
                                                                                 2003            Dec 31
                                                                    2004         Dec 31         Predecessor
                                                                   Dec 31      (Audited)         (Audited)
                                                                   ------      ---------         ---------
ASSETS
Short term
Cash, restricted cash and cash equivalents                         34,572          565,500            26,519
Other current assets                                              197,285              211            84,545
Long term
Newbuildings and vessel purchase options                            8,370                -             8,370
Vessels and equipment, net                                        236,305                -         1,863,504
Investment in finance leases                                    1,641,644                -                 -
Investment in associated companies                                      -                -           160,082
Deferred charges and other long-term assets                        34,761           16,481            13,328
Total assets                                                    2,152,937          582,192         2,156,348

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                   91,308                -           141,522
Amount due to parent                                                    -              102           299,166
Other current liabilities                                           8,958            4,015            43,546
Long term
Long term interest bearing debt                                 1,387,586          580,000           850,088
Other long term liabilities                                         4,103                -                 -
Stockholders' equity                                              660,982          (1,925)           822,026
Total liabilities and stockholders' equity                      2,152,937          582,192         2,156,348




                                                                                                           2003
                                                                                          2003            Jan-Dec
     2004  STATEMENT OF CASHFLOWS                                           2004          Jan-Dec       Predecessor
  Oct-Dec  (in thousands of $)                                           Jan-Dec        (Audited)         (Audited)
  -------  -------------------                                           -------        ---------         ---------
           OPERATING ACTIVITIES
  103,529  Net income (loss)                                             262,659          (1,937)          334,812
           Adjustments to reconcile net income to net cash
           provided by operating activities
    6,046  Depreciation and amortisation                                  44,102              69           107,034
        -  Unrealised foreign currency exchange (gain) loss                 (164)              -            10,716
        -  Results from associated companies                                   -               -           (22,098)
   (5,314) Adjustment of financial derivatives to market value            (9,289)              -            (6,850)
        -  Other                                                          (1,146)              -           (2,880)
  (82,677) Change in operating assets and liabilities                   (117,634)          1,868            (5,211)
   21,584  Net cash provided by operating activities                     178,528               -           415,523

           INVESTING ACTIVITIES
        -  Investments in  associated companies, net                           -               -           (70,045)
        -  Proceeds from sale of investments in associated companies           -               -            17,245
        -  Net maturity of loans receivable                                    -               -             1,168
   18,966  Repayment of investments in finance leases                     61,990               -                 -
      423  Net maturities (placement) of restricted cash                 560,121        (565,500)                -
           Acquisition of subsidiaries, net of cash acquired
           for $1,061,793 net of an equity contribution by
        -  parent company of $525,000                                   (536,793)              -                 -
        -  Purchase of option                                             (8,370)              -                 -
        -  Short-term loan advances to parent company                    (55,254)              -                 -
        -  Repayments from parent company                                 55,254               -                 -
   19,389  Net cash provided by (used in) investing activities            76,948        (565,500)          (51,632)

           FINANCING ACTIVITIES
        -  Proceeds from share issue                                      24,696               -                 -
  (14,713) Repurchase of shares                                          (14,713)              -                 -
        -  Amount due to parent company                                        -               -          (178,785)
        -  Proceeds from long-term debt                                1,017,100         580,000                 -
        -  Debt fees paid                                                (15,760)        (14,500)             (985)
  (22,825) Repayment of long-term debt                                (1,099,707)              -          (178,236)
  (33,986) Cash dividends paid                                           (78,902)              -                 -
   (3,625) Deemed dividends paid                                         (58,997)              -                 -
  (75,149) Net cash provided by (used in) financing activities          (226,283)        565,500          (358,006)
  (34,176) Net increase  (decrease) in cash and cash equivalents          29,193               -             5,885
   63,369  Cash and cash equivalents at start of period                        -               -            20,634
   29,193  Cash and cash equivalents at end of period                     29,193               -            26,519

Predecessor comparative financial information for the year ended December 31, 2003 presented in this report has been derived from the audited combined carve-out financial statements of Ship Finance International Limited. The predecessor combined carve-out financial statements include the assets and liabilities and results of operations of the subsidiaries of the Company that were previously included in the consolidated financial statements of Frontline Ltd.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            Ship Finance International Limited
                                            ----------------------------------
                                                       (Registrant)




Date    February 25, 2005       By  /s/ Kate Blankenship
                                    ------------------------
                                        Kate Blankenship
                                        Secretary and Chief Accounting Officer






23153.0001 #551068